BCE Emergis

02055597

October 16, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING RECEIVED OCT 25 2002 WASH. D.C. 155 SECTION

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled BCE Emergis Signs Risk Assessment Strategies as New Client, dated September 12, 2002.
- Press release entitled BCE Emergis Purchases Freddie Mac's On-line Mortgage Processing and Closing Tools, dated September 19, 2002.
- Press release entitled BCE Emergis and Kroll Computer Systems Sign Partnership Agreement, dated October 3, 2002.
- Press release entitled BCE Emergis appoints new members to senior management team, dated October 7, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Very truly yours,

JS/cv
Encls.

dlw 11/20

BCE Emergis Inc.
1155, René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel. : 514-868-2341
Telec. : 514-868-2340

82-5206

BCE Emergis

News Release

BCE Emergis Signs Risk Assessment Strategies as New Client

Services address the needs of the managing general underwriter and its clients.

Rockville, MD, September 12, 2002 — BCE Emergis Inc. (TSX: IFM), a leading North American provider of e-health solutions and health care cost management services, today announced an agreement to deliver the Emergis™ Centers of Excellence Network and Fee Negotiation services to Risk Assessment Strategies (RAS) of South Windsor, Connecticut. The services will be delivered under an agreement wherein BCE Emergis will not only deliver services to RAS, but will also work with RAS to offer the same services to the underwriter's third-party administrator clients and their employer health plans. Over time, the companies expect to add new services to the agreement.

RAS, a managing general underwriting firm, is a market leader specializing in Medical Stop-Loss insurance for self-funded employer health plans. The company's services protect self-funded employers against claims that extend beyond their established fund. RAS will use the BCE Emergis services primarily to manage high dollar claims, which typically account for the majority of the underwriter's loss ratio.

Emergis Centers of Excellence is a network of specialist providers that dramatically reduces the financial impact of high dollar claim conditions, while providing the best treatment options available for plan members. Together with the fee negotiation services offered by BCE Emergis, RAS gains an enhanced ability to lower its claims costs, and therefore its loss ratio – the key measure of an underwriter's profitability. The services can be used by RAS or its clients in any combination, allowing for incremental adoption as appropriate for their own service delivery strategies.

"As we pursue deeper involvement in determining how risk is managed at the health plan level, it is increasingly important for us to work with a company that can offer a single source of comprehensive services from medical management to network services, backed by the expertise of people who understand our business," said Bob Shea, President of RAS. "We selected BCE Emergis because their services and staff enable us to work more closely with our clients, and their ability to connect us electronically with our clients streamlines cross-company administrative processes. "

"RAS and BCE Emergis share a common business strategy: to work closely with clients to control claim costs," said Dr. Faye S. Baggiano, President of BCE Emergis eHealth Solutions Group, North America. "We are very pleased to welcome them and the self-funded health plans their clients serve to the growing list of underwriters, insurers, stop loss carriers, reinsurers, health plans, providers, insured groups and their employees that benefit from our health care cost management services every day."

.../2

BCE Emergis' eHealth Solutions Group, North America, serves the transaction-intensive health care industry with a range of integrated solutions that simplify administrative processes, decrease costs and facilitate the highest quality of care. In the U.S., Emergis' eHealth Solutions Group is one of largest provider networks, working in partnership with more than 500,000 physicians and 4,800 hospitals. In Canada, the group is the largest pharmacy benefit manager in the country, working with six of the country's largest payers and 99% of its pharmacies. Our advanced, scalable electronic technology solutions transform business processes, help clients grow their businesses and advance the health care industry. BCE Emergis shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

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This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

Anna di Giorgio
Vice President, Corporate Communications
(514) 868-2358
Email: anna.digiorgio@emergis.com

82-5206

BCE Emergis

Freddie Mac

We Open Doors®

News Release

BCE Emergis Purchases Freddie Mac's On-line Mortgage Processing and Closing Tools

Freddie Mac to Distribute Tools to Lenders in US Mortgage Market

McLean, VA and Montréal, Québec, September 19, 2002 – Freddie Mac (NYSE: FRE) and BCE Emergis (TSX: IFM) announced today that BCE Emergis has agreed to acquire on-line mortgage processing and closing technology tools from Freddie Mac, while Freddie Mac has agreed to distribute the tools to its lenders in the United States mortgage market. These tools will enable mortgage lenders and brokers to more easily obtain an array of third-party services needed to process, close and fund mortgage loans via the Internet, as well as provide the capability to create, execute and store mortgage documents in a secure electronic environment.

Freddie Mac and BCE Emergis have been working together on the operational requirements for these tools to ensure that high standards of reliability, integrity and security are met. BCE Emergis has agreed to acquire the tools in their current stage of development from Freddie Mac for an initial payment estimated at and not exceeding US$6.0 million, deferred payments totalling US$12.0 million plus interest, and other consideration dependent on future usage.

Freddie Mac will market the tools in the United States mortgage market and BCE Emergis will manage their development, implementation and operation. BCE Emergis will also use the platform to complement its other solutions in the e-lending area. The tools for ordering third-party services needed to process a loan are already available on a limited to basis on Freddie Mac's Loan Prospector website and will be broadly available by the end of the year.

"We are extremely pleased to now be addressing the e-business needs of the mortgage lending community," states Pierre Blouin, Chief Executive Officer of BCE Emergis. "We believe we can make these mortgage technology tools the industry solution of choice for paperless fulfilment, closing and storage of loan transactions."

Pete Maselli, Freddie Mac's senior vice-president of Mortgage Services, says, "Based on our experience working with BCE Emergis, we know they are in an ideal position to manage the production and operation of these capabilities. The sale of these capabilities to BCE Emergis should accelerate their adoption by making them more broadly available to all lenders."

"Freddie Mac is focused on leveraging technology to enable lenders to streamline and simplify the mortgage loan origination process," Maselli adds. "With on-line vendor services and e-closing and storage services, we continue Freddie Mac's direction to enable a faster, easier and more efficient lending experience for the mortgage professional and homebuyer."

A safe and secure electronic environment
Mortgage processing and closing tools allow lenders to leverage digital signature technology and will help them adapt to this emerging trend. Since the passage of e-signature legislation two years ago, Freddie Mac has been researching and developing these tools to further streamline and to make the paper-intensive mortgage lending process faster, easier and more efficient for lenders and borrowers. These on-line capabilities enable lenders to order vendor services, create mortgage closing and disclosure documents, execute mortgage documents using digital signature technology, and utilize on-line storage of electronic mortgage loan files in a secure repository.

Blouin concludes: "Acquiring these mortgage technology tools will complement our core processing capabilities and further strengthen our focus on the financial services sector."

About Freddie Mac
Freddie Mac (NYSE: FRE) is a stockholder-owned corporation established by Congress in 1970 to support homeownership and rental housing. Freddie Mac purchases single-family and multifamily residential mortgages and mortgage-related securities, which it finances primarily by issuing mortgage pass-through securities and debt instruments in the capital markets. Over the years, Freddie Mac has opened the doors for one in six homebuyers and more than two million renters across America. For additional information about Freddie Mac, see the Company's web site: www.freddiemac.com.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index. Please visit BCE Emergis at www.emergis.com for more information on the Company.

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This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT SEPTEMBER 19, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

For additional information:

Anna di Giorgio
Vice-President, Corporate Communications
BCE Emergis
(514) 868-2358
Email: anna.digiorgio@emergis.com

Patti Boerger
Director, Public Relations,
Freddie Mac
(703) 903-2445
Email: patricia_boerger@freddiemac.com

BCE Emergis

82-5206

News Release

BCE Emergis and Kroll Computer Systems Sign Partnership Agreement

BCE Emergis extends reach in Canada's health care market
Kroll to offer transaction services, in real time, over secure IP network

Toronto, Ontario and Montréal, Québec - October 3, 2002 — In a partnership agreement announced today, BCE Emergis (TSX: IFM) and Kroll Computer Systems will provide Kroll's customers with a secure IP network connection for the transport of insurance claims to various insurance adjudicators. The BCE Emergis solution - a robust and secure network - will improve efficiencies at both the transactional and management levels for pharmacists. This agreement could result in some 32 million electronic switching transactions a year for Kroll and a 25 percent increase in the overall number of transactions that BCE Emergis handles for Kroll.

"We are delighted to partner with BCE Emergis," states Jay Sonshine, president of Kroll Computer Systems. "We anticipate that the majority of our pharmacies will migrate towards the BCE Emergis solution. The IP network will greatly accelerate - up to five-fold on average - the real-time processing of pharmacy transactions," adds Sonshine, "an important benefit given the lack of time and resources most pharmacists face."

BCE Emergis services are fast becoming the solution of choice for health care providers seeking guaranteed performance and security for the transmission of confidential and sensitive information. "We're very pleased to have the opportunity to be able to work in partnership with Kroll," states François Côté, executive vice president of eHealth Canada at BCE Emergis. "This agreement fits very well with our desire and ability to both add value to our clients' offerings and to extend our reach to health care professionals and insurers."

BCE Emergis brings to the health care community advanced claims switching technologies that allow the seamless routing of pharmacy transactions to insurance carriers. BCE Emergis networks and claims switching services reach more than seven thousand pharmacies throughout Canada and last year, the company processed over one hundred million drug transactions.

Concludes Côté, "This partnership agreement broadens our reach and is very much in line with our strategy: to provide all health care professionals with a universal exchange service that facilitates the electronic validation, authorization and payment of insurance claims."

Kroll Computer Systems Inc. is a national sales and support company solely dedicated to providing end-to-end solutions for the pharmacy software and hardware marketplace. For

more than 17 years Kroll has served the needs of pharmacy from its offices in Edmonton, Toronto, Halifax and Montréal. Kroll currently services over 1,500 diverse pharmacy customers throughout Canada.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

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This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT OCTOBER 3, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

Anna di Giorgio
Vice President, Corporate Communications
BCE Emergis
(514) 868-2358
Email: anna.digiorgio@emergis.com

Jay Sonshine
President
Kroll Computer Systems
(416) 383-1010, ext. 229
Email: sonshine@kroll.ca

John Gutpell
Director, Investor Relations
BCE Emergis
(514) 868-2232
Email: john.gutpell@emergis.com

BCE Emergis

82-5206

News Release

BCE Emergis appoints new members to senior management team

François Côté appointed president of eHealth Solutions Group (North America)
Daniel Baron appointed executive vice president of eHealth Solutions Group (Canada)
The Company reiterates third quarter guidance

Montréal, Québec, CANADA, October 7, 2002 — BCE Emergis Inc., a leading provider of eBusiness services in North America, today announced the appointments of François Côté as president of its eHealth Solutions Group (North America) and Daniel Baron as executive vice-president of eHealth Solutions Group (Canada).

François Côté has been with BCE Emergis since its inception in 1998 and is currently executive vice-president, eHealth Solutions Group (Canada). As the head of the Canadian unit, Côté was responsible for driving its success and further solidifying its leading market position. He deepened his understanding of the American health sector when, in his previous position as executive vice-president of mergers and acquisitions, he negotiated all of BCE Emergis' US health acquisitions. Prior to joining BCE Emergis, during a career that spanned 21 years, Côté held a variety of management positions at Bell Canada. Côté replaces Dr. Faye S. Baggiano, who will be pursuing other interests.

"François Côté brings to his new position first-hand business experience and a strong understanding of the eHealth sector in North America as well as familiarity with our Company's technological capabilities," states Company President and Chief Operating Officer Christian Trudeau. "His success in every position he has held —in driving business and in meeting targets — augurs well for him in his new post."

Daniel Baron, who takes over as executive vice-president of eHealth Solutions Group (Canada), is a Canadian industry veteran. He has held a number of senior positions in corporations such as RBC Insurance and Imperial Life, and most recently within BCE Emergis, as senior vice-president of sales for the eHealth Solutions Group (Canada).

BCE Emergis' Chief Executive Officer Pierre Blouin adds, "Today's announcements reflect our commitment to building a sustainable and successful North American business in the health market. By extending our network of payers and providers and by then driving industry-leading eBusiness solutions through these channels, we are in a unique position to continue to offer leading-edge services across North America. We are looking to François and Daniel to help us fortify our market leadership."

As the announcement of quarterly results approaches, the Company remains comfortable with the third quarter guidance provided in the previous quarter's news release. The Company will announce third quarter results on October 22, 2002.

François Côté will be located in the Rockville, Maryland office and Daniel Baron will be located in Mississauga, Ontario. An experienced team in the eHealth US business unit, which includes Dale White, executive vice president of operations, Kathleen Connolly, senior vice-president of North American marketing and product management—both located in Rockville, Maryland —as well as Connie Clark, senior vice-president of medical management operations—based in Louisville Kentucky—will provide strong support to the new leadership.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- 30 -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT OCTOBER 7, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com